

Mail Stop 4561

February 1, 2010

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Kama Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2010**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement

1.   We note that you have omitted the statement indicating your filing status on the cover page of the Form S-1. In future filings, please indicate by check mark your filing status.

Prospectus Cover Page

2.   You indicate that Kama Resources Inc. is offering for sale 2,000,000 shares of its common stock with no minimum. Yet you also include on the cover page a table describing the minimum and maximum amounts of common stock that may be sold in the offering. We

specifically note other references in the document to the need to satisfy the minimum conditions of the offering and your discussion of the minimum and maximum amounts to be sold in the Use of Proceeds section. Please tell us whether there is a minimum requirement associated with the offering and, if so, revise your disclosure accordingly. Include a brief discussion of the offering terms in the event the minimum is not reached and include a cross-reference to the section of the prospectus where this is discussed in greater detail. Please revise other relevant sections of the prospectus, including risk factors, to address the impact that failing to sell the minimum number of shares could have on your business plans.

3.   Please ensure that your references to the potential proceeds from the offering are consistent throughout the prospectus with the structure you have selected for the offering. References to the proceeds to be generated through a minimum-maximum offering should reflect the potential outcomes at both ends of the range. If the offering has no minimum, references to the potential proceeds should reflect potential outcomes at various points within the range, for example, at 25%, 50%, 75% and 100%. Please revise throughout the document as appropriate.

4.   Please name the "current shareholder" who will sell your securities on the cover page, and briefly describe the role of that person in the marketing of the securities.

5.   Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Summary of Our Offering

Our Business, page 3

6.   Given your status as a development stage company with no proven product or prototype, it does not appear that you have a basis for describing your future business as a "premier" servicer of non-traditional automobile finance loans. Please revise to delete that reference.

7.   You state that "Kama will specialize in mitigating loan losses and maximizing total dollars collected for holders of non-traditional automobile loan portfolios." Expand your disclosure in the summary, "Use of Proceeds" and in "Business" to provide a clear description of the product(s) and advisory services you propose to sell. Clarify whether you anticipate that the funds raised from this offering, at any level, will be sufficient to complete the design and writing of the software you reference and briefly summarize the status of your product development efforts. Clarify whether there are any other steps that must be taken in addition to completing the software design before you become operational. Additionally, provide a cross-reference to the page of the body of the prospectus where you discuss the status of your product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter

that might prevent the completion of the product development. This comment applies to the Business section, as well.

Risk Factors, page 4

8.   Please review your risk factors for consistency. For example, you state in one risk factor that Dayong Sun will devote approximately 30 hours per week to your operations and that he will devote 20 hours per week in another. In addition, you refer in various risk factors to the sale of your goods, though you have no product to sell. Please revise throughout to clarify, where you reference your products or services, that you currently have no products or services to offer.

Use of Proceeds, page 7

9.   Describe in greater detail how you have determined that the proceeds from the offering will allow you to operate for twelve months. Please specifically address in quantified terms how net proceeds, if the minimum of $5,000 is reached for example, will sustain operations over a 12-month period. In this regard, we note your statements in the narrative section that you estimate your auditing and accounting fees to be $5,000 during the next twelve months, you expect the proceeds will also cover filing reports with the Securities and Exchange Commission and you expect to hire an outside web designer. Consider providing a breakdown of your expenses over this time period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources

10.   Please state the minimum amounts of cash you will require to conduct your business activities for 12 months from the date of filing and state how many months your available cash resources will fund operations. Include appropriate risk factor disclosure that is consistent with your statement. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

11.   We note your statement that reads in relevant part, "If we are unable to successfully attract customers to utilize our pharmacy…." The reference to pharmacy appears to be in error. Please revise or advise.

Business

Revenue, page 16

12.   You indicate that Dayong Sun, your president, will be devoting approximately 20 hours a week of his time to your operations, but that "once we begin operations Mr. Sun has agreed to commit more time as required." Please revise to discuss the other projects that currently

occupy Mr. Sun's time. Also, to the extent known, disclose how much time Mr. Sun has agreed to commit to the business once you begin operations.

Offices, page 16

13.   Disclose the terms of your current arrangement with Mr. Sun for the use of office space. Clarify whether the company will be required to lease or otherwise pay for office space from Mr. Sun once it begins operations.

Exhibit II-2

14.   Include all the exhibits required by Item 601 of Regulation S-K including, but not limited to, Item 601(b)(5) – opinion regarding legality.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions or the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (604) 468-3880
David Wong
Fusion Business Group